Exhibit 99.1

Zhangmen Education Inc. Enters into Definitive Agreement to Dispose of its K-12 Business

SHANGHAI, China – September 9, 2022 – Zhangmen Education Inc. (the “Company”) (OTCMKTS: ZMENY), a leading online education company in China, today announced that it has entered into a definitive share purchase agreement, dated September 9, 2022 (the “Share Purchase Agreement”), with Eternal Zenith Limited (“Eternal Zenith”), an entity controlled by Mr. Jiajun Wu, a senior management member of the Company affiliated to the controlling shareholder, pursuant to which Mr. Jiajun Wu, through Eternal Zenith, will acquire all of the Company’s K-12 after-school tutoring business, including all associated assets and liabilities (the “K-12 Business”), for a nominal consideration (the “Disposal Transaction”).

In connection and concurrently with the execution of the Share Purchase Agreement, the Company and its certain subsidiaries and variable interest entities entered into a Reorganization Agreement (the “Reorganization Agreement”), pursuant to which all assets and liabilities of the non-K-12 Business of the Company will be transferred to the subsidiaries and the variable interest entities controlled by a newly established Hong Kong holding company wholly-owned by the Company. All assets and liabilities of the K-12 Business of the Company will be retained by the subsidiaries and the variable interest entities controlled by Global Online Education HK Limited (“Global Online Education”), a wholly-owned subsidiary of the Company (the transactions set forth in the Reorganization Agreement, collectively, the “Internal Reorganization”).

Upon consummation of the Internal Reorganization, the K-12 Business of the Company will be solely conducted by the subsidiaries and the variable interest entities then controlled by Global Online Education. Pursuant to the Share Purchase Agreement, Eternal Zenith will acquire all of the equity interests of Global Online Education and all of Global Online Education’s subsidiaries and the variable interest entities then controlled by Global Online Education from the Company.

The board of directors of the Company (the “Board”), acting upon the unanimous recommendation of a committee of two independent and disinterested directors established by the Board (the “Special Committee”), approved the Reorganization Agreement, the Internal Reorganization, the Share Purchase Agreement and the Disposal Transaction. The Special Committee negotiated the terms of the Share Purchase Agreement and the Reorganization Agreement with the assistance of financial and legal advisors.

The closing of the Disposal Transaction (the “Closing”) is subject to certain customary conditions and is expected to take place in the fourth quarter of 2022.

The Company’s businesses on the offering of the STEAM courses and the development of SaaS solutions and smart devices for students and education institution, and their associated assets and liabilities, are not part of the Disposal Transaction and will be the Company’s strategic focus going forward.

The Internal Reorganization and the Disposal Transaction are crucial steps for the Company to fully comply with the latest PRC regulatory requirements. And the Company will be able to focus on the offering of quality-oriented education to students and will be better suited to pursue other growth opportunities. Looking ahead, the Company will continue to optimize its business model while remaining dedicated to fulfilling its social responsibilities.

The Closing is not certain. There can be no assurance that the Disposal Transaction will be consummated.

About Zhangmen Education Inc.

Zhangmen Education Inc. (OTCMKTS: ZMENY) is a leading online education company in China providing quality-oriented education to students. Over the years, the Company has successfully garnered wide recognition in the industry and established “Zhangmen” as a trusted online education brand. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com